OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 5 )*

AMERICAN SHARED HOSPITAL SERVICES
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
029595-10-5
(CUSIP Number)
Ernest A. Bates, M.D.
American Shared Hospital Services
Four Embarcadero Center, Suite 3700
San Francisco, CA 94111-4107
(415) 788-5300

Daniel G. Kelly, Jr.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025
(650) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	029595-10-5	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Ernest A. Bates, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		1,090,167

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,090,167

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,090,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 5 (this “Amendment”) on Schedule 13D is being filed on behalf of Ernest A. Bates, M.D. (the “Reporting Person”) with respect to the Common Shares, without par value (the “Common Shares”) of American Shared Hospital Services, a California corporation (the “Company”), which has its principal executive office at Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107. The Schedule 13D to which this Amendment relates was filed on May 26, 1995, Amendment No. 1 thereto was filed on November 9, 1995, Amendment No. 2 thereto was filed on May 4, 1998, Amendment No. 3 thereto was filed on November 3, 2004 and Amendment No. 4 thereto was filed on January 21, 2005.
  Item 2. Identity and Background.
     This Amendment is being filed on behalf of Ernest A. Bates, M.D. (“Dr. Bates”), the Chairman and Chief Executive Officer of the Company. His business address is c/o American Shared Hospital Services, Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107. Dr. Bates is a citizen of the United States.
     During the last five years, Dr. Bates has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  Item 3. Source and Amount of Funds or Other Consideration.
     This Amendment does not relate to any acquisition of Common Shares by Dr. Bates, except through the exercise of options. All of the Common Shares beneficially owned by Dr. Bates, if purchased were purchased with personal funds.
  Item 4. Purpose of Transaction.
     This Amendment relates to the contribution by Dr. Bates of (i) 66,724 shares to charity and (ii) 109,797 shares to a charitable foundation and the exercise by Dr. Bates of options to acquire 264,000 shares (of which 189,000 were paid for with the withholding of 59,487 shares), all on the dates set forth in the Attachment. Dr. Bates is the sole director of the foundation and as such has the power to vote and sell the shares owned by the foundation, but has no pecuniary interest therein. Accordingly, Dr. Bates disclaims beneficial ownership of the 209,797 shares owned by the foundation. The foundation’s purpose is to manage its assets for charitable purposes.
     The securities to which this statement relates were acquired and are held for investment purposes, and Dr. Bates has no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. Dr. Bates reserves the right to dispose of the securities to which this statement relates or to acquire additional Common Shares. It is anticipated that the foundation will grant shares to charities, or sell shares and donate the proceeds to charities, from time-to-time in the future.

  Item 5. Interest in Securities of the Issuer.
(a)	Dr. Bates beneficially owns 1,090,167 Common Shares. The total outstanding number of Common Shares is 5,018,885 as reported on the September 30, 2005 Form 10-Q. This represents 21.7% of the outstanding Common Shares.

(b)	Dr. Bates has the sole power to vote and dispose of the Common Shares described in Item 5(a) as beneficially owned by him.

(c)	See attachment for a summary of transactions since the filing of Amendment No. 4 to this Schedule 13D.

(d)	As described above, dividends and sale proceeds from the 209,797 Common Shares owned by the foundation are for the benefit of the charities to which the securities, dividends and proceeds will be granted.

(e)	Not applicable.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable
  Item 7. Material to be Filed as Exhibits.
     Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2006
Date

/s/ Ernest A. Bates, M.D.
Signature

Ernest A. Bates, M.D./Chairman and CEO
(Name/Title)

Attachment

			Owned by	Total Voting/
			Ernest Bates	Dispositive	Exercise	Closing
	Common Stock	Options	Foundation	Power	Price	Price
Balance December 17, 2004	852,378	264,000	100,000	1,216,378

03/30/05 Options Exercised	50,000	(50,000)		—	0.01
04/12/05 Common Stock Donation to Ernest Bates Foundation	(50,000)		50,000	—		5.50
06/29/05 Options Exercised	25,000	(25,000)		—	0.01
07/19/05 Common Stock Donation to Ernest Bates Foundation	(25,000)		25,000	—		6.05
08/10/05 Options Exercised	189,000	(189,000)		—	0.01
08/10/05 Cashless exchange at option exercise	(59,487)			(59,487)		5.88
08/12/05 Common Stock Donation to Charity	(66,724)			(66,724)		5.92
08/12/05 Common Stock Donation to Ernest Bates Foundation	(34,797)		34,797	—		5.92

Balance August 12, 2005	880,370	—	209,797	1,090,167